Exhibit 21.1
CARROLS RESTAURANT GROUP, INC.
Subsidiaries of the Registrant

Name	State of Incorporation or Organization

Carrols Corporation	Delaware

Carrols LLC	Delaware

Carrols Holdco Inc.	Delaware

Republic Foods, Inc.	Maryland

New CFH, LLC	Delaware

Cambridge Franchise Real Estate, LLC	Delaware

Carolina Quality Properties, LLC	North Carolina

Carolina Quality, LLC	North Carolina

Alabama Quality, L.L.C.	Alabama

Louisiana Quality, LLC	Delaware

Mirabile Investment Corporation	Tennessee

Tennessee Quality, LLC	Delaware

LQ Real Estate, LLC	Delaware

TQ Real Estate, LLC	Delaware

Nashville Quality, LLC	Delaware

Cambridge Quality Chicken, LLC	Delaware

Frayser Holdings, LLC	Delaware

Frayser Quality, LLC	Delaware

Cambridge Southeastern Real Estate, LLC	Delaware

CFH Real Estate, LLC	Delaware

Cambridge Chicken Holdings, LLC	Delaware

Cambridge Real Estate Development, LLC	Delaware